FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Business Systems Administration Division

Date: June 30, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Execution of Business Transfer Agreement relating to SLC Business with IBM Japan, Ltd.

Kyocera Corporation

Headquarters:

6 Takeda Tobadono-cho

Fushimi-ku, Kyoto-City

Kyoto-Prefecture 612-8501

Tel. No.: 075-604-3727

Fax No.: 075-604-3780

http://www.kyocera.co.jp

June 30, 2003

Execution of Business Transfer Agreement relating to SLC Business with IBM Japan, Ltd.

Kyocera Corporation (Headquarters: Fushimi-ku, Kyoto / President: Yasuo Nishiguchi) (hereinafter referred to as “Kyocera”) and IBM Japan, Ltd. (Headquarters: Minato-ku, Tokyo / President: Takuma Otoshi) (hereinafter referred to as “IBM Japan”) have reached an agreement for the transfer from IBM Japan to Kyocera of the SLC (laminated high-density printed circuit board) business of the Yasu Site of IBM Japan, and have today executed a business transfer agreement relating thereto.

Kyocera will incorporate a new, successor company on the location of the Yasu Site of IBM Japan, which will undertake the operation of the transferred business.

Recently, demand for high quality and expanded functionality in communications equipment has been increasing. Semiconductors and electronic devices utilized in such equipment will be required to accommodate yet higher speed and the integration of multiple functions, high density, more reliable chip carriers and substrates made from ceramic and organic materials.

Kyocera is engaged in the chip carriers business using ceramic and organic materials. As a result of the business transfer, Kyocera will furthermore enhance its organic circuit board business (chip carriers, boards, etc.) through synergistic effects among the wide range of technologies covering materials, products and analysis developed by Kyocera, and the innovative SLC technologies, encompassing design, manufacturing engineering and packaging technology, of IBM Japan.

(*SLC:	Surface Laminar Circuitry is the registered trademark of IBM for laminated high-density printed circuit boards developed by IBM Corporation.)

Inquiries from the Press:

Kyocera Corporation
Corporate Communication, Headquarters	Tel. No.: 075-604-3727
Corporate Communication, Tokyo	Tel. No.: 03-3274-1577